UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

MATTERSIGHT CORPORATION

(Name of Subject Company)

MATTERSIGHT CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

7% Series B Convertible Preferred Stock, par value $0.01 per share

(Title of Class of Securities)

Common Stock: 577097108

(CUSIP Number of Class of Securities)

Kelly D. Conway

Chief Executive Officer

Mattersight Corporation

200 W. Madison Street, Suite 3100

Chicago, Illinois 60606

(877) 235-6925

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Matthew P. Dubofsky Steven J. Tonsfeldt Cooley LLP 380 Interlocken Crescent Suite 900 Broomfield, CO 80021-8023 (720) 566-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Mattersight Corporation, a Delaware corporation (“Mattersight”), with the Securities and Exchange Commission on May 10, 2018, as amended May 21, 2018 and May 25, 2018 (the “Schedule 14D-9”), relating to the tender offer by NICE Systems, Inc. (“Parent”), NICE Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), and NICE Ltd. (“NICE”), to purchase all of the issued and outstanding shares of Mattersight Common Stock at a purchase price of $2.70 per share and all of the issued and outstanding shares of Mattersight 7% Series B Convertible Preferred Stock at a purchase price of $7.80 per share, plus accrued but unpaid dividends payable thereon as of immediately prior to the Effective Time, net to the holder thereof in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 10, 2018, and the related Letter of Transmittal, each of which may be amended, supplemented or otherwise modified from time to time in accordance with the Merger Agreement.

Capitalized terms used but not defined in this Amendment No. 3 have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment No. 3 by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Except as specifically noted herein, the information set forth in the Schedule 14D-9 remains unchanged. All page references are to pages in the Schedule 14D-9.

Item 2. Identity and Background of Filing Person.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs immediately after the fourth paragraph under the heading “Tender Offer” on page 2 of the Schedule 14D-9:

“On June 8, 2018, NICE, on behalf of Parent and Purchaser, announced an extension of the expiration of the Offer to one minute after 11:59 p.m., New York time, on Thursday, June 21, 2018, unless the Offer is further extended or earlier terminated in accordance with the Merger Agreement. The Offer, which was previously scheduled to expire at one minute after 11:59 p.m., New York time, on Thursday, June 7, 2018, was extended to allow additional time for the satisfaction of the conditions to the Offer.

Continental Stock Transfer & Trust Company, the depositary and paying agent for the Offer (the “Depositary”), has advised NICE, Parent, and Purchaser that, as of 5:00 p.m., New York time, on Thursday, June 7, 2018, approximately (a) 29,357,139 shares of Common Stock had been validly tendered in the Offer, and not validly withdrawn, and (b) 1,545,604 shares of Preferred Stock had been validly tendered in the Offer, and not validly withdrawn, representing approximately 88.4% of the Shares outstanding on an as-converted to Common Stock basis. In addition, 614,281 shares of Common Stock and 28,143 shares of Preferred Stock subject to notices of guaranteed delivery for which such shares underlying the notices of guaranteed delivery have not been delivered to the Depositary have been delivered.

The full text of the press release issued by NICE announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(C) and is incorporated by reference herein.”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended by and supplemented by adding the following paragraph immediately after the fifth paragraph under the heading “Regulatory Approvals--Antitrust” on page 33 of the Schedule 14D-9:

“On May 29, 2018, early termination of the applicable waiting period under the HSR Act was granted. Accordingly, this condition of the Offer has been satisfied.”

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit	Description
(a)(5)(C)	Press Release issued by NICE Ltd., on June 8, 2018 (incorporated by reference to Exhibit (a)(1)(I) to the Schedule TO)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule 14D-9 is true, complete and correct.

MATTERSIGHT CORPORATION

By:	/s/ David B. Mullen
Name: David B. Mullen
Title: Chief Financial Officer

Dated: June 8, 2018